UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

       DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      June 27, 2006

Mr. Donald Morrison
President
Rodinia Minerals, Inc.
595 Howe Street, Suite 600
Vancouver, British Columbia, V6C 2T5

      Re:	Rodinia Minerals, Inc.
		Amendment No. 4 to Registration Statement on Form 20-F
      Filed May 26, 2006
		File No. 0-51389

Dear Mr. Morrison:

      We have reviewed your response letter dated June 1, 2006, and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 20-FR amendment 4

General

1. We remind you that, as the registration of your securities under
Section 12(g) of the Securities Exchange Act of 1934 became effective
60 days after your initial filing, that is, August 27, 2005, your reporting obligation under Rule 13a-1 of the Exchange Act became effective at such time. As a result, in accordance with General Instruction A of Form 20-F, you are required to file your annual report on Form 20-F within six months after the end of the fiscal year covered by the report. Accordingly, the following comments should be taken into consideration for the preparation of your annual report on Form 20-F for your fiscal year ended December 31, 2005.

2. We note your response to comment 1 and reissue the comment in part. Please update the capital expenditure and exchange rate information to the latest practicable date.

Forward-Looking Statements, page 3

3. We note your response to comment 3 and reissue the comment in part. Please remove the references to Section 27A of the Securities
Act of 1933 and Section 21E of the Securities Exchange Act of
1934.

Key Information, page 9

Selected Financial Data, page 9

4. You state in the last sentence above the table, that you extracted selected financial data for 2003, 2002 and 2001 from audited financial statements not included in your filing. However, it appears that you have included the audited financial statements for
2003 under Item 17 of your filing. Please revise to eliminate any inconsistency.

Capitalization and Indebtedness, page 10

5. The last sentence on this page appears to pertain to your September 30, 2005 interim financial information, which you have replaced with your audited 2005 annual information.

Risk Factors, page 12

6. The last sentence in the first paragraph of the risk factor entitled "There Is a Higher Risk Our Business Will Fail because Some
Members of Our Management Team Do Not Have Formal Training
Specific
To the Technicalities of Mineral Exploration" on page 15 appears to be incomplete.

Information on the Company, page 17

Business Overview, page 18

7. We note your statement on page 18 that "Rodinia is sufficiently funded to complete its planned exploration program at Workman Creek over the coming eighteen months."  However, your statement on page
36
that "[a]s at December 31, 2005, the Company`s working capital deficit was $5,089,115" appears to suggest the opposite. Please revise to clarify this apparent inconsistency.

Operating and Financial Review and Prospects, page 31

Year Ended December 31, 2005, page 31

8. You state your 2005 loss was $852,527, though in your table of selected financial data on page 9, you state the loss was $830,112, and in your consolidated statement of operations & deficit, you state the loss was $830,111. Please revise your disclosures and financial statements to consistently reflect the appropriate amount of loss you incurred in 2005 throughout your filing. Additionally, please re-verify all amounts presented in your filing with the corresponding amounts in your consolidated financial statements, to ensure accuracy.

Liquidity and Capital Resources, page 36

Year Ended December 31, 2005, page 36

9. You state your 2005 working capital was a deficit of $5,089,115.
However, in Note 1 to your consolidated financial statements, you indicate that you had working capital of $4,534,736.
Additionally,
when calculating working capital as the difference between your current assets $4,621,275, and your current liabilities, $83,116, from your 2005 consolidated balance sheet, working capital is calculated as $4,538,159. Similarly, it appears that your working capital deficit amount of $181,863 for 2004 does not agree with that calculated from your consolidated balance sheet, which amount is $192,418. Again, resolve these apparent discrepancies, and re-verify all amounts throughout your filing.







Major Shareholders and Related Party Transactions, page 48

Related Party Transactions, page 48

For the Year Ended December 31, 2005, page 48

10. In the first paragraph, you state that management fees and consulting fees totaled $132,180, which agrees with the amount reflected in your consolidated statement of operations & deficit. However, you further state that only $99,250 was recorded in management and consulting fees, and $6,250 was recorded as mineral properties. Revise your disclosure to eliminate this inconsistency, and account for the entire amount described.

Additional Information, page 51

Contributed Surplus, page 55

11. It is unclear to what your references to Note 6 and Note 8 refer.

Financial Statements, page 75

Auditors` Report, page 75

12. In the fourth paragraph of your current auditors` report, they reference the report dates of your prior auditor. However, the dates indicated do not appear to agree with the report date of March 4, 2005, which is reflected in your prior auditor`s report on page 92.

Consolidated Statement of Operations & Deficit, page 78

13. The 2005 deficit amount of $14,101,497, does not mathematically agree with the amount reflected in your consolidated balance sheet.

Consolidated Statement of Cash Flows, page 79

14. The 2005 net loss for the year of $830,112, does not mathematically agree with the amount reflected in your consolidate statement of operations & deficit.

15. The 2005 cash and cash equivalents amount of $575,966, does not mathematically agree with the amount reflected in your consolidated balance sheet.

Notes to the Consolidated Financial Statements, page 80

16. We note, in response to prior comment 7, that you replaced your
previously included latest interim financial statements with your 2005 audited consolidated financial statements in this amendment. However, although you disclose differences between Canadian and United States generally accepted accounting principles in your 2004 and 2003 audited consolidated financial statements included in this amendment, it appears that you have again omitted similar disclosures from your 2005 audited consolidated financial statements. Please comply with the labeling and reconciling provisions of Item 17(c) of
Form 20-F.

Note 1 - Nature and Continuance of Operations, page 80

17. The 2005 accumulated deficit amount of $14,180,415, does not mathematically agree with the amount reflected in your consolidated balance sheet.

Note 6 - Share Capital, page 86

18. The 2005 share capital amount of $17,796,673, does not mathematically agree with the amount reflected in your consolidated balance sheet.

19. The last line in the table summarizing your stock options outstanding at December 31, 2005, at the top of page 88, appears to incorrectly display the weighted average contractual life in years, and the weighted average exercise price.

20. We note that disclosure relating to your September 21, 2005 amendment of the exercise price of certain options, decreasing them from $1.25 to $0.92 per option, which was previously included in your
September 30, 2005 unaudited interim financial statements, does not appear to have been included in your 2005 audited financial statements. Accordingly, we again request that you tell us whether such re-pricing resulted in any additional expense and, if not, why, citing all authoritative literature supporting your conclusion. Also, please expand your disclosure to discuss the impacts of the re-pricing and how you accounted for it, if appropriate. Additionally, we again request that you supplementally provide support for your accounting treatment.

Auditors` Report, page 92

21. We again call your attention to the fact that your prior auditor`s report has not been revised to include a paragraph following the opinion referencing "comments by auditors for U.S.
readers on Canada - U.S. reporting difference."

22. We note that this audit report addresses your 2004 (and 2003) consolidated financial statements and notes. We further note that you have included, for comparative purposes, the 2004 financial information in your 2005 consolidated financial statements and notes.
Accordingly, it would be more appropriate to present your prior auditor`s report immediately following your current auditor`s report, thereby having both audit reports precede all of your financial statements.

Exhibit 23.1

23. We note that you included your current auditor`s consent to your use of their report on your 2005 audited financial statements, in response to prior comment 13. However, it appears that you have not provided an updated consent from your prior auditor, related to their report on your 2004 and 2003 audited financial statements. Please obtain and include an updated consent from your prior auditor and file it with your next amendment.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Donald Delaney at (202) 551-3863 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

      Sincerely,



      H. Roger Schwall
      Assistant Director


cc:	J. Briner
      C. Moncada-Terry
      T. Levenberg
      D. Delaney


Mr. Donald Morrison
Rodinia Minerals, Inc.
June 27, 2006
Page 2